大華銀行
UNITED OVERSEAS BANK

[redacted]

09046894

RECEIVED
2009 SEP -3 P 12:37
INTERNATIONAL
CORPORATE FINANCE

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 **Fax** (65) 6534 2334
www.uobgroup.com
Co. Reg. No. 193500026Z

Our ref: ANN2009/UOB2009/UOB-A10/sc/csm

5 August 2009

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

Dear Sir

UOB ANNOUNCEMENTS

We enclose the following announcements by the Bank dated 5 August 2009 for your information:-

1. Unaudited Results for the First Half/Second Quarter ended 30 June 2009; and

2. Semi-Annual Dividend Payment on UOB Class E Non-Cumulative, Non-Convertible Preference Shares

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Encs

UOB 大華銀行

UNITED OVERSEAS BANK LIMITED
Incorporated in the Republic of Singapore
Company Registration Number: 193500026Z

To : All Shareholders

The Board of Directors of United Overseas Bank Limited wishes to make the following announcement:

Financial Results
The unaudited financial results of the Group for the first half / second quarter of 2009 are enclosed.

Dividends
Ordinary share dividend
The Directors are pleased to declare an interim one-tier tax-exempt dividend of 20 cents (2Q08: 20 cents) per ordinary share in respect of the financial year ending 31 December 2009. The dividend will be paid in cash on 2 September 2009.

All existing holders of options under the UOB 1999 Share Option Scheme who exercise their options for shares by the books closure date will be entitled to the dividend, in accordance with the terms of the scheme.

Notice is hereby given that the Share Transfer Books and Register of Members of the Bank will be closed from 24 August 2009 to 25 August 2009, both dates inclusive, for the preparation of dividend warrants. Registrable transfers received by the Bank's Registrar, Boardroom Corporate & Advisory Services Pte Ltd, at 3 Church Street #08-01 Samsung Hub, Singapore 049483 up to 5.00 pm on 21 August 2009 will be registered for the interim dividend. In respect of ordinary shares in securities accounts with The Central Depository (Pte) Ltd ("CDP"), the interim dividend will be paid by the Bank to CDP which will, in turn, distribute the dividend to holders of the securities accounts.

Preference share dividends
The Directors are also pleased to declare a dividend of 5.05% per annum on the Bank's S$1.32 billion Class E non-cumulative non-convertible preference shares for the period from 15 March 2009 up to, but excluding, 15 September 2009. The dividend will be paid on 15 September 2009. The record date for the dividend is 3 September 2009 at 5.00 pm.

No dividend (2Q08: Nil) was paid on the 5,000 non-cumulative non-convertible guaranteed SPV-A preference shares issued by the Bank's wholly-owned subsidiary, UOB Cayman I Limited, during the second quarter of 2009.

Confirmation by Directors
The Board of Directors hereby confirms that, to the best of its knowledge, nothing has come to its attention which may render the unaudited financial results of the Group for the first half / second quarter of 2009 to be false or misleading.

BY ORDER OF THE BOARD
UNITED OVERSEAS BANK LIMITED

Mrs Vivien Chan
Secretary

Dated this 5th day of August 2009

The results are also available at uobgroup.com

United Overseas Bank Limited

Incorporated in the Republic of Singapore
Company Registration Number: 193500026Z

Group Financial Report
for the First Half / Second Quarter 2009

Contents

Page	
2	Financial Highlights
4	Performance Review
6	Net Interest Income
8	Non-Interest Income
9	Operating Expenses
10	Impairment Charges
11	Customer Loans
12	Customer Deposits
12	Debts Issued
13	Shareholders' Equity
13	Changes in Issued Shares of the Bank
14	Non-Performing Assets
16	Performance by Operating Segment
18	Performance by Geographical Segment
19	Capital Adequacy Ratios

Appendix	
1	Consolidated Profit and Loss Account
2	Consolidated Statement of Total Comprehensive Income
3	Consolidated Balance Sheet
4	Consolidated Statement of Changes in Equity
5	Consolidated Cash Flow Statement
6	Balance Sheet of the Bank
7	Statement of Changes in Equity of the Bank
8	Investment Securities

Notes:

1 The financial statements are presented in Singapore dollars.

2 Certain comparative figures have been restated to conform with the current period's presentation.

3 Certain figures in this report may not add up to the respective totals due to rounding.

4 Amounts less than $500,000 in absolute term are shown as "0".

"NM" denotes not meaningful.

Financial Highlights

	1H09	1H08	+/(-)	2Q09	1Q09	+/(-)	2Q08	+/(-)
			%			%		%
Profit and loss summary ($m)								
Net interest income	**1,857**	1,725	7.6	**908**	949	(4.4)	873	3.9
Non-interest income	**985**	964	2.1	**551**	434	26.8	550	0.1
Total income	**2,842**	2,690	5.7	**1,458**	1,384	5.4	1,424	2.4
Less: Total expenses	**1,011**	1,015	(0.4)	**520**	491	6.1	518	0.4
Operating profit	**1,831**	1,675	9.3	**938**	893	5.0	905	3.6
Less: Amortisation/impairment charges	**847**	275	208.6	**467**	380	23.0	183	155.7
Add: Share of profit of associates	**42**	56	(26.1)	**32**	10	214.4	34	(7.6)
Less: Tax and minority interests	**146**	327	(55.4)	**32**	114	(72.2)	156	(79.7)
Net profit after tax [1]	**880**	1,130	(22.1)	**470**	409	15.0	601	(21.7)
Financial indicators								
Non-interest income/Total income (%)	**34.7**	35.9	(1.2)% pt	**37.8**	31.4	6.4% pt	38.7	(0.9)% pt
Overseas profit contribution (%)	**38.3**	25.6	12.7% pt	**44.0**	32.8	11.2% pt	20.7	23.3% pt
Earnings per ordinary share ($) [2, 3]								
Basic	**1.10**	1.47	(25.2)	**1.18**	1.01	16.8	1.57	(24.8)
Diluted	**1.09**	1.47	(25.9)	**1.18**	1.01	16.8	1.57	(24.8)
Return on average ordinary shareholders' equity (%) [2, 3]	**11.7**	13.8	(2.1)% pt	**12.1**	11.2	0.9% pt	14.8	(2.7)% pt
Return on average total assets (%) [3]	**0.98**	1.25	(0.27)% pt	**1.06**	0.90	0.16% pt	1.32	(0.26)% pt
Net interest margin (%) [3]	**2.38**	2.22	0.16% pt	**2.35**	2.41	(0.06)% pt	2.23	0.12% pt
Expense/Income ratio (%)	**35.6**	37.7	(2.1)% pt	**35.7**	35.5	0.2% pt	36.4	(0.7)% pt
Loan charge off rate (bp)								
Exclude collective impairment	**63**	15	48bp	**60**	66	(6)bp	27	33bp
Include collective impairment	**87**	35	52bp	**90**	84	6bp	57	33bp
Net dividend per ordinary share (¢)								
Interim	**20.0**	20.0	-	**20.0**	-	NM	20.0	-

Notes:
1 Refer to profit attributable to equity holders of the Bank.
2 Calculated based on profit attributable to equity holders of the Bank net of preference share dividends.
3 Computed on an annualised basis.

Financial Highlights *(cont'd)*

	Jun-09	Mar-09	+/(-) %	Jun-08	+/(-) %
Financial indicators					
Customer loans (net) ($m)	**97,781**	99,660	(1.9)	97,395	0.4
Customer deposits ($m)	**116,989**	119,357	(2.0)	109,004	7.3
Loans/Deposits ratio (%) [1]	**83.6**	83.5	0.1% pt	89.3	(5.7)% pt
NPL ratio (%) [2]	**2.4**	2.1	0.3% pt	1.5	0.9% pt
Total assets ($m)	**177,473**	178,543	(0.6)	180,797	(1.8)
Shareholders' equity ($m) [3]	**17,431**	16,260	7.2	16,583	5.1
Net asset value ("NAV") per ordinary share ($) [4]	**10.14**	9.37	8.2	10.46	(3.1)
Revalued NAV per ordinary share ($) [4]	**11.88**	11.30	5.1	12.63	(5.9)
Capital adequacy ratios (%)					
Tier 1	**12.6**	12.3	0.3% pt	10.2	2.4% pt
Total	**17.5**	17.3	0.2% pt	14.4	3.1% pt

Notes:

1 Refer to net customer loans and customer deposits.

2 Refer to non-performing loans (excluding debt securities and contingent assets) as a percentage of gross customer loans.

3 Refer to equity attributable to equity holders of the Bank.

4 Preference shares are excluded from the computation.

Performance Review

The financial statements have been prepared in accordance with Singapore Financial Reporting Standards ("FRS") with modification to FRS39 Financial Instruments: Recognition and Measurement in respect of loan loss provisioning, as provided in Notice to Banks No. 612 "Credit Files, Grading and Provisioning" issued by the Monetary Authority of Singapore ("MAS").

The new/revised FRS applicable to the Group with effect from 1 January 2009 are listed below. The adoption of these FRS has no significant impact on the financial statements of the Group.

- FRS1 Presentation of Financial Statements (revised)
- FRS23 Borrowing Costs
- FRS27 Consolidated and Separate Financial Statements – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
- FRS102 Share-based Compensations: Vesting Conditions and Cancellations (amendment)
- FRS108 Operating Segments
- INT FRS113 Customer Loyalty Programmes

Other than the above changes, the accounting policies and computation methods adopted in the financial statements for the first half of 2009 are the same as those adopted in the audited financial statements for the financial year ended 31 December 2008.

First half 2009 ("1H09") versus first half 2008 ("1H08")

The Group's net profit after tax ("NPAT") of $880 million for 1H09 was 22.1% below that of 1H08 despite the 9.3% growth in operating profit. The lower NPAT was mainly attributed to higher impairment charges, partly offset by higher operating income and lower tax.

Total operating income rose 5.7% to $2,842 million. The increase was driven by higher net interest income on expanded loan volume and stronger trading and investment income, partly offset by lower fee and commission income.

Total operating expenses was flat at $1,011 million. Staff costs reduced 1.8% to $536 million mainly due to grants received under the Jobs Credit Scheme and lower bonus provision. Other operating expenses increased 1.3% to $475 million largely on higher occupancy-related expenses. Expense-to-income ratio improved 2.1% points to 35.6% due to income growth.

Impairment charges rose 212.9% to $842 million. Collective impairment of $495 million was provided for loans, investments and foreclosed assets in 1H09 in view of the uncertain global economic outlook. The increase in individual impairment on loans was attributed mainly to the global economic downturn.

Lower tax for 1H09 was largely due to recognition of deferred tax assets and lower taxable income.

Net customer loans increased marginally by 0.4% over 30 June 2008 to $97.8 billion as at 30 June 2009. Non-performing loan ("NPL") ratio increased to 2.4% from 1.5% a year ago, reflecting the difficult economic conditions worldwide.

Shareholders' equity increased 5.1% over 30 June 2008 to $17.4 billion as at 30 June 2009. The increase was largely due to the issuance of the Class E preference shares and higher retained earnings, partly negated by higher valuation loss on the investment portfolio.

Tier 1 and total capital adequacy ratios were higher at 12.6% and 17.5% as at 30 June 2009 respectively compared to a year ago. The increase was mainly due to the issuance of the Class E preference shares, higher retained earnings and lower risk-weighted assets.

Performance Review *(cont'd)*

Second quarter 2009 ("2Q09") versus first quarter 2009 ("1Q09")

Group NPAT rose 15.0% to $470 million in 2Q09, while operating profit grew 5.0% to $938 million.

Operating income increased 5.4% to $1,458 million, contributed mainly by higher investment income and higher dividend income. This was partly offset by lower net interest income and lower fee and commission income.

Total operating expenses increased 6.1% to $520 million due mainly to higher bonus provision and higher revenue-related expenses. Expense-to-income ratio was marginally higher at 35.7%.

Impairment charges grew 23.1% to $465 million. Collective impairment of $321 million was set aside for loans, investments and foreclosed assets in the quarter on prudent stance in view of the unstable global economic conditions. This was partially offset by writeback of individual impairment on investments and lower individual impairment on loans.

Lower tax for the quarter was largely attributed to recognition of deferred tax assets.

Net customer loans declined 1.9% to $97.8 billion as at 30 June 2009 due to prudent lending. NPL ratio was 2.4% compared to 2.1% as at 31 March 2009.

Shareholders' equity increased 7.2% over the last quarter to $17.4 billion as at 30 June 2009. The increase was largely contributed by improved valuation of the investment portfolio.

Tier 1 and total capital adequacy ratios were higher at 12.6% and 17.5% respectively compared to the last quarter. The increase was largely attributed to lower risk-weighted assets.

Second quarter 2009 ("2Q09") versus second quarter 2008 ("2Q08")

Despite the 3.6% growth in operating profit, Group NPAT decreased 21.7% to $470 million over 2Q08. The reduction was mainly due to higher impairment provision, partly negated by lower tax.

Total operating income grew 2.4% to $1,458 million. The increase was largely due to improved trading income and higher net interest income, partly offset by lower fee and commission income.

Total operating expenses was maintained at $520 million. Expense-to-income ratio improved marginally to 35.7% on income growth.

Impairment charges increased 158.0% to $465 million. The increase was due to provision of collective impairment and higher individual impairment on loans.

Lower tax for 2Q09 was largely attributed to recognition of deferred tax assets and lower taxable income.

Net Interest Income

Net interest margin

	1H09			1H08		
	Average balance	**Interest**	**Average rate**	Average balance	Interest	Average rate
	$m	**$m**	**%**	$m	$m	%
Interest bearing assets						
Customer loans	**99,829**	**2,040**	**4.12**	94,392	2,313	4.93
Interbank balances	**26,963**	**238**	**1.78**	31,570	563	3.59
Securities	**30,390**	**432**	**2.87**	30,344	590	3.91
Total	**157,182**	**2,710**	**3.48**	156,306	3,466	4.46
Interest bearing liabilities						
Customer deposits	**121,163**	**640**	**1.06**	108,711	990	1.83
Interbank balances/other	**31,789**	**214**	**1.36**	42,519	751	3.55
Total	**152,952**	**853**	**1.13**	151,230	1,741	2.32
Net interest margin [1]			**2.38**			2.22

	2Q09			1Q09			2Q08		
	Average balance	**Interest**	**Average rate**	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	**$m**	**%**	$m	$m	%	$m	$m	%
Interest bearing assets									
Customer loans	**98,885**	**984**	**3.99**	100,784	1,056	4.25	95,613	1,128	4.75
Interbank balances	**25,354**	**93**	**1.47**	28,589	145	2.06	31,880	263	3.32
Securities	**30,438**	**204**	**2.68**	30,342	228	3.05	29,836	281	3.78
Total	**154,677**	**1,281**	**3.32**	159,715	1,429	3.63	157,328	1,672	4.27
Interest bearing liabilities									
Customer deposits	**120,744**	**285**	**0.95**	121,586	355	1.18	110,444	459	1.67
Interbank balances/other	**29,399**	**88**	**1.21**	34,206	125	1.49	42,091	339	3.24
Total	**150,143**	**373**	**1.00**	155,792	480	1.25	152,536	798	2.10
Net interest margin [1]			**2.35**			2.41			2.23

Note:

1 Net interest margin represents annualised net interest income as a percentage of total interest bearing assets.

Net Interest Income *(cont'd)*

Volume and rate analysis

	1H09 vs 1H08			2Q09 vs 1Q09			2Q09 vs 2Q08		
	Volume change	Rate change	Net change	Volume change	Rate change	Net change	Volume change	Rate change	Net change
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Interest income									
Customer loans	133	(400)	(267)	(20)	(62)	(82)	39	(185)	(147)
Interbank balances	(82)	(242)	(324)	(16)	(37)	(54)	(54)	(117)	(170)
Securities	1	(158)	(157)	1	(27)	(27)	6	(83)	(77)
Total	52	(800)	(748)	(36)	(127)	(163)	(10)	(385)	(394)
Interest expense									
Customer deposits	113	(461)	(348)	(2)	(70)	(73)	43	(218)	(175)
Interbank balances/other	(182)	(356)	(537)	(14)	(24)	(38)	(98)	(154)	(251)
Total	(68)	(817)	(885)	(16)	(95)	(111)	(55)	(371)	(426)
Change in number of days	-	-	(5)	-	-	10	-	-	2
Net interest income	120	17	132	(20)	(32)	(42)	45	(13)	34

1H09 vs 1H08
Net interest income grew 7.6% to $1,857 million, mainly driven by expanded loan volume. Net interest margin increased 16 basis points to 2.38% mainly due to improved asset mix.

2Q09 vs 1Q09
Net interest income reduced 4.4% to $908 million, mainly due to lower contributions from interbank money market activities and decreased loan volume. Net interest margin decreased 6 basis points to 2.35% due to narrowing of interbank spreads.

2Q09 vs 2Q08
Net interest income rose 3.9% to $908 million mainly from securities and increased loan volume. Net interest margin increased 12 basis points to 2.35% largely attributed to improved asset mix.

Non-Interest Income

	1H09	1H08	+/(-)	2Q09	1Q09	+/(-)	2Q08	+/(-)
	$m	$m	%	**$m**	$m	%	$m	%
Fee and commission income								
Credit card	**74**	90	(18.2)	**39**	35	13.3	47	(16.1)
Fund management	**54**	101	(46.9)	**28**	26	7.9	46	(39.3)
Investment-related	**36**	65	(44.6)	**19**	17	9.2	36	(46.9)
Loan-related	**126**	143	(11.9)	**50**	76	(34.7)	69	(27.6)
Service charges	**42**	40	6.8	**20**	22	(7.4)	19	7.2
Trade-related	**86**	105	(17.5)	**43**	43	(1.3)	51	(16.4)
Other	**46**	48	(3.5)	**26**	20	27.8	22	19.8
	465	592	(21.5)	**225**	240	(6.2)	289	(22.1)
Dividend income	**27**	43	(38.0)	**23**	4	483.3	41	(43.5)
Rental income	**71**	51	37.3	**36**	34	5.7	27	34.2
Other operating income								
Net gain/(loss) from:								
Trading activities	**67**	(29)	NM	**34**	33	2.5	(35)	NM
Non-trading activities								
Financial instruments measured at fair value to profit and loss	**170**	(41)	NM	**141**	29	384.0	12	NM
Available-for-sale assets and other	**132**	285	(53.6)	**63**	69	(9.2)	185	(66.0)
	368	215	71.0	**237**	131	80.8	162	46.2
Other income	**54**	62	(12.4)	**29**	25	17.2	31	(6.7)
	422	277	52.4	**266**	156	70.6	194	37.6
Total	**985**	964	2.1	**551**	434	26.8	550	0.1

1H09 vs 1H08

Non-interest income increased 2.1% to $985 million. The increase was mainly attributed to higher trading and investment income, partly offset by lower fee and commission income mainly from fund management and investment-related activities.

2Q09 vs 1Q09

Non-interest income rose 26.8% to $551 million, mainly due to higher investment income and higher dividend income, partly negated by lower fee and commission income mainly from loan-related activities.

2Q09 vs 2Q08

Non-interest income grew marginally to $551 million, largely due to improved trading income, partly offset by lower fee and commission income mainly from loan-related, fund management and investment-related activities.

Operating Expenses

	1H09	1H08	+/(-)	2Q09	1Q09	+/(-)	2Q08	+/(-)
	$m	$m	%	**$m**	$m	%	$m	%
Staff costs	**536**	545	(1.8)	**276**	259	6.7	279	(0.8)
Other operating expenses								
Revenue-related	**234**	234	(0.1)	**124**	111	11.7	119	4.1
Occupancy-related	**102**	96	7.2	**50**	52	(4.1)	51	(1.2)
IT-related	**76**	76	(0.6)	**36**	40	(8.4)	39	(6.7)
Other	**63**	63	0.0	**34**	29	16.4	31	8.7
	475	469	1.3	**244**	232	5.3	240	1.8
Total	**1,011**	1,015	(0.4)	**520**	491	6.1	518	0.4
Of which, depreciation of assets	**67**	67	(0.8)	**33**	33	(0.7)	34	(1.6)
Manpower (number)	**21,576**	22,149	(573) no.	**21,576**	21,940	(364) no.	22,149	(573) no.

1H09 vs 1H08

Total operating expenses was flat at $1,011 million. Staff costs reduced 1.8% to $536 million mainly due to grants received under the Jobs Credit Scheme and lower bonus provision. Other operating expenses increased 1.3% to $475 million largely on higher occupancy-related expenses.

2Q09 vs 1Q09

Total operating expenses increased 6.1% to $520 million. The increase was due to higher bonus provision and higher revenue-related expenses.

2Q09 vs 2Q08

Total operating expenses was maintained at $520 million. The higher revenue-related expenses was offset by the lower staff costs.

Impairment Charges

	1H09	1H08	+/(-)	2Q09	1Q09	+/(-)	2Q08	+/(-)
	$m	$m	%	**$m**	$m	%	$m	%
Individual impairment on loans [1]								
Singapore	**150**	(13)	NM	**88**	62	42.1	(9)	NM
Malaysia	**48**	58	(17.7)	**26**	22	16.3	51	(49.1)
Thailand	**24**	30	(18.8)	**3**	21	(84.9)	24	(87.0)
Indonesia	**9**	(1)	NM	**4**	6	(31.5)	(1)	NM
Greater China [2]	**5**	2	153.4	**3**	2	23.3	0	NM
Other	**83**	(1)	NM	**27**	56	(52.5)	(0)	NM
	320	75	326.7	**151**	169	(11.1)	65	131.0
Individual impairment on securities and other assets	**27**	82	(67.5)	**(7)**	34	(121.5)	51	(114.5)
Collective impairment	**495**	112	343.3	**321**	174	84.7	64	401.1
Total	**842**	269	212.9	**465**	378	23.1	180	158.0

1H09 vs 1H08

Impairment charges rose 212.9% to $842 million. Collective impairment of $495 million was provided for loans, investments and foreclosed assets in 1H09 in view of the uncertain global economic outlook. The increase in individual impairment on loans was mainly attributed to the global economic downturn.

2Q09 vs 1Q09

Impairment charges grew 23.1% to $465 million. Collective impairment of $321 million was set aside for loans, investments and foreclosed assets in the quarter on prudent stance in view of the unstable global economic conditions. This was partially offset by writeback of individual impairment on investments and lower individual impairment on loans.

2Q09 vs 2Q08

Impairment charges increased 158.0% to $465 million. The increase was due to higher provision of collective impairment and higher individual impairment on loans.

Notes:

1 Based on the location where the non-performing loans are booked.

2 Comprise China, Hong Kong S.A.R. and Taiwan.

Customer Loans

	Jun-09 $m	Mar-09 $m	Dec-08 $m	Jun-08 $m
Gross customer loans	**100,257**	101,952	102,033	99,369
Less: Individual impairment	**957**	848	800	625
Collective impairment	**1,519**	1,444	1,393	1,350
Net customer loans	**97,781**	99,660	99,840	97,395
By industry				
Transport, storage and communication	**6,286**	5,999	5,800	5,809
Building and construction	**12,375**	12,713	12,694	12,644
Manufacturing	**9,101**	9,853	10,573	10,152
Financial institutions	**15,540**	16,492	16,451	16,695
General commerce	**12,508**	13,043	13,005	13,624
Professionals and private individuals	**13,045**	12,858	12,754	11,996
Housing loans	**25,290**	24,650	24,114	22,976
Other	**6,113**	6,342	6,641	5,473
Total (gross)	**100,257**	101,952	102,033	99,369
By currency				
Singapore dollar	**57,335**	56,461	56,075	53,427
US dollar	**13,906**	15,810	15,888	16,032
Malaysian ringgit	**11,057**	11,235	11,419	11,019
Thai baht	**5,926**	6,172	6,436	6,246
Indonesian rupiah	**2,594**	2,390	2,408	2,501
Other	**9,439**	9,884	9,807	10,144
Total (gross)	**100,257**	101,952	102,033	99,369
By maturity				
Within 1 year	**36,141**	37,761	40,341	38,614
Over 1 year but within 3 years	**21,798**	21,059	19,527	17,589
Over 3 years but within 5 years	**11,418**	12,621	12,090	13,839
Over 5 years	**30,901**	30,511	30,075	29,326
Total (gross)	**100,257**	101,952	102,033	99,369
By geography [1]				
Singapore	**65,239**	65,341	64,765	63,270
Malaysia	**11,636**	11,807	12,092	11,764
Thailand	**6,030**	6,311	6,657	6,441
Indonesia	**3,240**	3,080	3,085	3,108
Greater China	**4,059**	4,622	4,816	3,918
Other	**10,054**	10,792	10,618	10,869
Total (gross)	**100,257**	101,952	102,033	99,369

Net customer loans of $97.8 billion as at 30 June 2009 was 1.9% lower than last quarter but 0.4% higher than a year ago. Loan growth had been prudent and selective. The increase in housing loans was negated by decrease in loans to financial institutions, manufacturing and general commerce sectors.

Note:
1 Based on the location where the loans are booked.

Customer Deposits

	Jun-09	Mar-09	Dec-08	Jun-08
	$m	$m	$m	$m
By product group				
Fixed deposits	**67,427**	72,324	74,266	68,951
Savings deposits	**27,415**	26,226	24,365	22,753
Current accounts	**20,910**	19,490	18,312	15,915
Other	**1,236**	1,317	1,229	1,386
Total	**116,989**	119,357	118,171	109,004
By maturity				
Within 1 year	**112,795**	115,396	114,439	105,350
Over 1 year but within 3 years	**2,863**	2,591	2,344	1,826
Over 3 years but within 5 years	**918**	880	871	1,298
Over 5 years	**414**	490	516	530
Total	**116,989**	119,357	118,171	109,004
Loans/Deposits ratio (%)	**83.6**	83.5	84.5	89.3

Customer deposits decreased 2.0% from last quarter due to lower fixed deposits, partly offset by higher savings and current accounts. Compared to 30 June 2008, customer deposits increased 7.3% due largely to higher savings and current accounts.

Debts Issued

	Jun-09	Mar-09	Dec-08	Jun-08
	$m	$m	$m	$m
Subordinated debts				
Due after one year (unsecured)	**5,455**	5,717	5,594	5,027
Other debts issued				
Due within one year (unsecured)	**485**	575	359	852
Due after one year (unsecured)	**161**	236	293	457
	647	812	652	1,309
Total	**6,102**	6,529	6,246	6,337

Shareholders' Equity

	Jun-09	Mar-09	Dec-08	Jun-08
	$m	$m	$m	$m
Shareholders' equity	**17,431**	16,260	15,573	16,583
Add: Revaluation surplus	**2,627**	2,909	2,989	3,270
Shareholders' equity including revaluation surplus	**20,058**	19,169	18,562	19,853

Shareholders' equity increased 7.2% over 31 March 2009 to $17.4 billion as at 30 June 2009. The increase was largely contributed by improved valuation of the investment portfolio.

Against 30 June 2008, shareholders' equity grew 5.1%. The increase was largely due to the issuance of the Class E preference shares and higher retained earnings, partly negated by higher valuation loss on the investment portfolio.

As at 30 June 2009, revaluation surplus of $2.6 billion on the Group's properties was not recognised in the financial statements.

Changes in Issued Shares of the Bank

	Number of shares			
	1H09	1H08	**2Q09**	2Q08
	'000	'000	**'000**	'000
Ordinary shares				
Balance at beginning of period	**1,523,931**	1,523,760	**1,523,931**	1,523,806
Exercise of share options granted under the UOB 1999 Share Option Scheme	**-**	139	**-**	93
Balance at end of period	**1,523,931**	1,523,899	**1,523,931**	1,523,899
Treasury shares				
Balance at beginning of period	**(18,320)**	(11,597)	**(18,320)**	(18,320)
Share buyback - held in treasury	**-**	(6,723)	**-**	-
Balance at end of period	**(18,320)**	(18,320)	**(18,320)**	(18,320)
Ordinary shares net of treasury shares	**1,505,611**	1,505,579	**1,505,611**	1,505,579
Preference shares				
Class E non-cumulative non-convertible preference shares at beginning/end of period	**13,200**	-	**13,200**	-

	Jun-09	Mar-09	Dec-08	Jun-08
	'000	'000	'000	'000
New shares that would have been issued upon exercise of all outstanding options under the UOB 1999 Share Option Scheme at end of period	**267**	267	269	301

Non-Performing Assets

	Jun-09	Mar-09	Dec-08	Jun-08
	$m	$m	$m	$m
Loans ("NPL")	**2,476**	2,185	2,062	1,547
Debt securities	**279**	264	243	292
Non-Performing Assets ("NPA")	**2,755**	2,449	2,305	1,839
As a % of total assets [1]	**1.5%**	1.3%	1.2%	1.0%
By grading				
Substandard	**1,675**	1,406	1,397	957
Doubtful	**435**	338	268	234
Loss	**645**	705	640	648
Total	**2,755**	2,449	2,305	1,839
By security coverage				
Secured	**1,242**	1,103	1,054	852
Unsecured	**1,513**	1,346	1,251	987
Total	**2,755**	2,449	2,305	1,839
By ageing				
Current	**460**	420	501	535
Within 90 days	**561**	472	417	170
Over 90 to 180 days	**450**	338	344	187
Over 180 days	**1,284**	1,219	1,043	947
Total	**2,755**	2,449	2,305	1,839
Cumulative impairment				
Individual	**1,165**	1,068	1,008	881
Collective	**1,648**	1,509	1,540	1,366
Total	**2,813**	2,577	2,548	2,247
As a % of NPA	**102.1%**	105.2%	110.5%	122.2%
As a % of unsecured NPA	**185.9%**	191.5%	203.7%	227.7%

	NPL	**NPL ratio** [2]	NPL	NPL ratio	NPL	NPL ratio	NPL	NPL ratio
	$m	**%**	$m	%	$m	%	$m	%
NPL by industry								
Transport, storage and communication	**44**	**0.7**	28	0.5	18	0.3	19	0.3
Building and construction	**209**	**1.5**	179	1.2	152	1.0	129	0.8
Manufacturing	**745**	**8.1**	626	6.2	539	5.0	405	3.9
Financial institutions	**349**	**2.2**	265	1.6	290	1.8	137	0.8
General commerce	**396**	**3.0**	431	3.2	411	3.1	299	2.1
Professionals and private individuals	**292**	**2.2**	282	2.2	269	2.1	238	2.0
Housing loans	**318**	**1.3**	307	1.2	286	1.2	239	1.0
Other	**123**	**1.8**	67	0.9	97	1.3	81	1.3
Total	**2,476**	**2.4**	2,185	2.1	2,062	2.0	1,547	1.5

Notes:

1 Refer to non-performing assets (excluding contingent assets) as a percentage of total assets.

2 Debt securities and contingent assets are excluded from the computation.

Non-Performing Assets *(cont'd)*

	NPL	NPL ratio [1]	Total cumulative impairment as a % of NPL	Total cumulative impairment as a % of unsecured NPL
	$m	%	%	%
NPL by geography [2]				
Singapore				
Jun 09	**931**	**1.4**	**167.7**	**321.2**
Mar 09	822	1.2	171.8	356.6
Dec 08	759	1.2	173.1	357.1
Jun 08	535	0.8	233.3	547.4
Malaysia				
Jun 09	**495**	**4.2**	**59.0**	**151.3**
Mar 09	438	3.6	63.0	231.9
Dec 08	512	4.2	69.3	173.2
Jun 08	495	4.1	70.9	169.6
Thailand				
Jun 09	**431**	**6.5**	**65.9**	**103.6**
Mar 09	430	6.2	69.3	101.4
Dec 08	391	5.3	73.9	129.6
Jun 08	367	5.0	71.1	119.7
Indonesia				
Jun 09	**95**	**2.9**	**66.3**	**262.5**
Mar 09	89	2.9	68.5	290.5
Dec 08	60	1.9	88.3	278.9
Jun 08	63	2.0	74.6	276.5
Greater China				
Jun 09	**109**	**2.7**	**77.1**	**155.6**
Mar 09	119	2.5	73.1	135.9
Dec 08	101	2.0	79.2	160.0
Jun 08	20	0.5	200.0	500.0
Other				
Jun 09	**415**	**4.0**	**46.3**	**78.7**
Mar 09	287	2.6	55.1	84.0
Dec 08	239	2.3	42.7	71.3
Jun 08	67	0.6	41.8	164.7
Group NPL				
Jun 09	**2,476**	**2.4**	**100.0**	**194.2**
Mar 09	2,185	2.1	104.9	211.8
Dec 08	2,062	2.0	106.4	217.6
Jun 08	1,547	1.5	127.7	284.2

Increase in NPL was seen over the comparative periods and across most industries and territories, reflecting the difficult economic conditions worldwide.

Notes:

1 Debt securities and contingent assets are excluded from the computations.

2 Based on the location where the non-performing loans are booked.

Performance by Operating Segment

	PFS	IFS	GMIM	Other	Eliminations	Total
	$m	$m	$m	$m	$m	$m
1H09						
Operating income	928	1,072	808	93	(59)	2,842
Operating expenses	(477)	(308)	(138)	(147)	59	(1,011)
Impairment charges	(65)	(293)	1	(485)	-	(842)
Amortisation of intangible assets	(2)	(3)	-	-	-	(5)
Share of profit of associates	-	4	-	38	-	42
Profit before tax	384	472	671	(501)	-	1,025
Segment assets	38,042	64,023	68,965	5,460	(4,361)	172,129
Intangible assets	1,182	2,297	666	80	-	4,225
Investment in associates	-	33	-	1,086	-	1,119
Total assets	39,224	66,353	69,631	6,626	(4,361)	177,473
Segment liabilities	64,187	53,911	42,859	3,286	(4,361)	159,882
Other information						
Inter-segment operating income	282	(239)	42	(26)	(59)	-
Gross customer loans	37,896	62,233	52	76	-	100,257
Non-performing assets	606	1,827	95	227	-	2,755
Capital expenditure	4	1	1	47	-	53
Depreciation of assets	4	1	1	61	-	67
1H08						
Operating income	939	1,052	546	211	(58)	2,690
Operating expenses	(443)	(336)	(191)	(103)	58	(1,015)
Impairment charges	(18)	(66)	(68)	(117)	-	(269)
Amortisation of intangible assets	(2)	(3)	-	-	-	(5)
Share of profit of associates	-	3	-	53	-	56
Profit before tax	476	650	287	44	-	1,457
Segment assets	35,112	68,221	69,520	6,127	(3,607)	175,373
Intangible assets	1,185	2,309	667	80	-	4,241
Investment in associates	-	43	-	1,140	-	1,183
Total assets	36,297	70,573	70,187	7,347	(3,607)	180,797
Segment liabilities	58,865	51,825	52,664	4,103	(3,607)	163,850
Other information						
Inter-segment operating income	350	(265)	(15)	(12)	(58)	-
Gross customer loans	35,054	64,129	81	105	-	99,369
Non-performing assets	473	957	143	266	-	1,839
Capital expenditure	3	1	2	64	-	70
Depreciation of assets	2	1	1	63	-	67

Performance by Operating Segment *(cont'd)*

The Group's businesses are organised into the following four segments based on the types of products and services that it provides:

Personal Financial Services ("PFS")
PFS segment covers Consumer, Privilege and Private Banking. Consumer Banking serves the mass individual customers with a wide range of products and services, including deposits, loans, investments, credit and debit cards and life assurance products. Privilege Banking provides an extended range of financial services, including wealth management, offshore and restricted products such as structured notes, funds of hedge funds, and high networth insurance plans to the wealthy and affluent customers. For the accredited investors and high networth individuals, Private Banking provides an elevated level of personal financial services and consultation.

Segment profit decreased 19.3% to $384 million in 1H09. The decrease was mainly due to higher impairment charges on loans, higher operating expenses and lower fee and commission income from investment products and credit cards.

Institutional Financial Services ("IFS")
IFS segment encompasses Commercial Banking, Corporate Banking, Corporate Finance, Debt Capital Markets, Venture Management and Alternative Investments. Commercial Banking serves the small and medium-sized enterprises. Corporate Banking serves large local corporations, government-linked companies and agencies, including non-bank financial institutions. Both Commercial Banking and Corporate Banking provide customers with a broad range of products and services that include current accounts, deposits, lending, asset finance, trade finance, structured finance, cash management and cross-border payments. Corporate Finance provides services that include lead managing and underwriting equity offerings and corporate advisory services. Debt Capital Markets specialises in solution-based structures to meet clients' financing requirements in structuring, underwriting and arranging syndicated loans for general corporate needs, leveraged buy-outs, project and structured finance, and underwriting and lead managing bond issues. Venture Management manages, advises and invests in private equity funds on behalf of the Group and third-party investors while Alternative Investments invests in third-party funds on behalf of the Group.

Segment profit reduced 27.4% to $472 million in 1H09. The decrease was mainly due to higher impairment charges on loans and investment securities, as well as lower fee and commission income from trade and loan-related activities. This was partially negated by higher net interest income from Singapore operations.

Global Markets and Investment Management ("GMIM")
GMIM segment provides a comprehensive range of treasury products and services, including foreign exchange, money market, fixed income, derivatives, margin trading, futures broking, gold products, as well as an array of structured products. It is a dominant player in Singapore dollar treasury instruments as well as a provider of banknote services in the region. It also engages in asset management, proprietary investment activities and management of excess liquidity and capital funds.

Segment profit increased 133.8% to $671 million in 1H09. The increase was mainly attributed to higher income from money market activities and trading and investment portfolios, coupled with lower impairment charges on investment securities. This was partially negated by lower contribution from asset management activities.

Other
Other segment includes property-related activities, insurance businesses and income and expenses not attributable to other business segments.

Loss of $501 million was recorded in 1H09 as compared to profit of $44 million for 1H08. This was mainly due to higher provision of collective impairment, lower realised gain on investment securities and higher accrual of expenses.

Performance by Geographical Segment [1]

	1H09	1H08	2Q09	1Q09	2Q08
	$m	$m	$m	$m	$m
Total operating income					
Singapore	**1,879**	1,739	**979**	900	948
Malaysia	**296**	281	**142**	154	137
Thailand	**210**	230	**100**	110	116
Indonesia	**181**	132	**92**	88	66
Greater China [2]	**107**	77	**62**	45	48
Other	**170**	231	**83**	87	109
Total	**2,842**	2,690	**1,458**	1,384	1,424
Profit before tax					
Singapore	**636**	1,087	**283**	353	602
Malaysia	**151**	109	**68**	83	29
Thailand	**47**	41	**26**	21	9
Indonesia	**84**	49	**43**	41	22
Greater China [2]	**51**	17	**34**	17	21
Other	**61**	159	**51**	11	76
	1,030	1,462	**505**	526	759
Intangible assets amortised	**(5)**	(5)	**(3)**	(2)	(3)
Total	**1,025**	1,457	**502**	523	757

Singapore and the regional countries accounted for 61.7% and 27.3% of the Group's pre-tax profit in 1H09 respectively.

	Jun-09	Mar-09	Dec-08	Jun-08
	$m	$m	$m	$m
Total assets				
Singapore	**117,332**	118,578	120,064	116,544
Malaysia	**17,148**	16,019	17,354	17,756
Thailand	**8,564**	9,032	8,902	8,800
Indonesia	**4,590**	4,263	4,082	4,040
Greater China	**7,337**	8,156	8,597	7,613
Other	**18,278**	18,284	19,731	21,803
	173,248	174,332	178,730	176,557
Intangible assets	**4,225**	4,211	4,211	4,241
Total	**177,473**	178,543	182,941	180,797

Note:

1 Based on the location where the transactions and assets are booked which approximates that based on the location of the customers and assets. Information is stated after elimination of inter-segment transactions.

2 Included in 1H08 and 2Q08 was revaluation loss of $41m and $11m respectively on the USD capital injected in United Overseas Bank (China) Limited. Such revaluation loss was offset by the corresponding revaluation gain on the USD funding in Singapore. The foreign exchange impact on the USD capital was eliminated with the adoption of the fair value hedge accounting with effect from 1 January 2009.

Capital Adequacy Ratios

	Jun-09	Mar-09	Dec-08	Jun-08
	$m	$m	$m	$m
Tier 1 capital				
Share capital	**1,896**	1,896	1,896	1,895
Preference shares	**2,149**	2,149	2,149	832
Disclosed reserves/other	**14,276**	14,171	13,251	13,762
Tier 1 deductions	**(5,098)**	(5,089)	(4,840)	(4,859)
	13,223	13,127	12,456	11,630
Upper Tier 2 capital				
Cumulative collective impairment/other	**863**	622	478	730
Subordinated notes	**4,822**	5,365	5,259	4,718
Tier 2 deductions	**(613)**	(617)	(617)	(606)
	5,072	5,370	5,120	4,842
Total capital	**18,295**	18,497	17,576	16,472
Risk-weighted assets	**104,821**	106,634	114,712	114,368
Capital adequacy ratios ("CAR")				
Tier 1	**12.6%**	12.3%	10.9%	10.2%
Total	**17.5%**	17.3%	15.3%	14.4%

As at 30 June 2009, Group Tier 1 and total CAR of 12.6% and 17.5% were well above the minimum 6% and 10% required by MAS respectively.

The increase in CAR over 31 March 2009 was largely attributed to lower risk-weighted assets.

The higher CAR over 30 June 2008 was mainly due to the issuance of the Class E preference shares, higher retained earnings and lower risk-weighted assets.

Consolidated Profit and Loss Account (Unaudited)

	1H09	1H08	+/(-)	2Q09	1Q09	+/(-)	2Q08	+/(-)
	$m	$m	%	**$m**	$m	%	$m	%
Interest income	**2,710**	3,466	(21.8)	**1,281**	1,429	(10.4)	1,672	(23.4)
Less: Interest expense	**853**	1,741	(51.0)	**373**	480	(22.3)	798	(53.2)
Net interest income	**1,857**	1,725	7.6	**908**	949	(4.4)	873	3.9
Dividend income	**27**	43	(38.0)	**23**	4	483.3	41	(43.5)
Fee and commission income	**465**	592	(21.5)	**225**	240	(6.2)	289	(22.1)
Rental income	**71**	51	37.3	**36**	34	5.7	27	34.2
Other operating income	**422**	277	52.4	**266**	156	70.6	194	37.6
Non-interest income	**985**	964	2.1	**551**	434	26.8	550	0.1
Total operating income	**2,842**	2,690	5.7	**1,458**	1,384	5.4	1,424	2.4
Less: Staff costs	**536**	545	(1.8)	**276**	259	6.7	279	(0.8)
Other operating expenses	**475**	469	1.3	**244**	232	5.3	240	1.8
Total operating expenses	**1,011**	1,015	(0.4)	**520**	491	6.1	518	0.4
Operating profit before charges	**1,831**	1,675	9.3	**938**	893	5.0	905	3.6
Less: Amortisation/impairment charges								
Intangible assets	**5**	5	(8.2)	**3**	2	7.7	3	(3.4)
Loans and other assets	**842**	269	212.9	**465**	378	23.1	180	158.0
Operating profit after charges	**984**	1,401	(29.8)	**471**	513	(8.3)	723	(34.9)
Share of profit of associates	**42**	56	(26.1)	**32**	10	214.4	34	(7.6)
Profit before tax	**1,025**	1,457	(29.6)	**502**	523	(4.0)	757	(33.6)
Less: Tax	**135**	315	(57.1)	**23**	112	(79.0)	152	(84.6)
Profit for the financial period	**890**	1,142	(22.0)	**479**	412	16.3	605	(20.8)
Attributable to:								
Equity holders of the Bank	**880**	1,130	(22.1)	**470**	409	15.0	601	(21.7)
Minority interests	**11**	12	(10.3)	**8**	2	238.0	4	91.7
	890	1,142	(22.0)	**479**	412	16.3	605	(20.8)

Consolidated Statement of Total Comprehensive Income (Unaudited)

	1H09	1H08	+/(-)	2Q09	1Q09	+/(-)	2Q08	+/(-)
	$m	$m	%	$m	$m	%	$m	%
Profit for the financial period	**890**	1,142	(22.0)	**479**	412	16.3	605	(20.8)
Currency translation adjustments	**120**	(335)	NM	**(12)**	131	(108.8)	(202)	94.3
Change in available-for-sale reserve								
Net change in fair value	**1,177**	(601)	NM	**1,155**	22	NM	(58)	NM
Transfer to profit and loss account on disposal/impairment	**289**	(89)	NM	**93**	196	(52.7)	(62)	NM
Change in share of other comprehensive income of associates	**44**	(66)	NM	**77**	(33)	NM	(20)	NM
Other comprehensive income for the financial period	**1,630**	(1,091)	NM	**1,313**	317	314.5	(342)	NM
Total comprehensive income for the financial period	**2,521**	51	NM	**1,792**	728	146.0	263	580.7
Attributable to:								
Equity holders of the Bank	**2,505**	63	NM	**1,779**	726	145.1	274	549.4
Minority interests	**16**	(12)	NM	**13**	3	398.8	(11)	NM
	2,521	51	NM	**1,792**	728	146.0	263	580.7

Consolidated Balance Sheet (Unaudited)

	Jun-09	Mar-09	Dec-08 [1]	Jun-08
	$m	$m	$m	$m
Equity				
Share capital	**4,045**	4,045	4,045	2,727
Retained earnings	**5,980**	6,087	5,724	5,551
Other reserves	**7,407**	6,129	5,804	8,305
Equity attributable to equity holders of the Bank	**17,431**	16,260	15,573	16,583
Minority interests	**159**	148	146	364
Total	**17,590**	16,408	15,719	16,947
Liabilities				
Deposits and balances of banks	**25,217**	23,620	28,452	36,455
Deposits and balances of non-bank customers	**116,989**	119,357	118,171	109,004
Bills and drafts payable	**1,126**	826	1,548	1,970
Other liabilities	**10,448**	11,804	12,805	10,084
Debts issued	**6,102**	6,529	6,246	6,337
Total	**159,882**	162,136	167,222	163,850
Total equity and liabilities	**177,473**	178,543	182,941	180,797
Assets				
Cash, balances and placements with central banks	**16,279**	16,086	20,290	18,607
Singapore Government treasury bills and securities	**13,441**	12,782	8,969	9,173
Other government treasury bills and securities	**3,341**	2,547	2,341	3,745
Trading securities	**121**	135	139	411
Placements and balances with banks	**12,823**	12,274	15,196	15,625
Loans to non-bank customers	**97,781**	99,660	99,840	97,395
Investment securities	**16,395**	15,758	15,674	18,316
Other assets	**9,757**	11,923	13,091	10,055
Investment in associates	**1,119**	1,062	1,096	1,183
Properties and other fixed assets	**2,191**	2,104	2,094	2,047
Intangible assets	**4,225**	4,211	4,211	4,241
Total	**177,473**	178,543	182,941	180,797
Off-Balance Sheet Items				
Contingent liabilities	**12,251**	11,578	12,000	13,819
Financial derivatives	**344,186**	365,963	368,299	447,758
Commitments	**52,811**	51,414	45,232	48,872
Net asset value per ordinary share ($)	**10.14**	9.37	8.90	10.46

Note:
1 Audited.

Consolidated Statement of Changes in Equity (Unaudited)

	Attributable to equity holders of the Bank					
	Share capital	Retained earnings	Other reserves	Total	Minority interests	Total equity
	$m	$m	$m	$m	$m	$m
Balance at 1 January 2009	**4,045**	**5,724**	**5,804**	**15,573**	**146**	**15,719**
Total comprehensive income for the financial period	**-**	**880**	**1,625**	**2,505**	**16**	**2,521**
Transfers	**-**	**33**	**(33)**	**-**	**-**	**-**
Change in minority interests	**-**	**-**	**-**	**-**	**0**	**0**
Dividends	**-**	**(657)**	**-**	**(657)**	**(3)**	**(660)**
Share-based compensation	**-**	**-**	**11**	**11**	**-**	**11**
Balance at 30 June 2009	**4,045**	**5,980**	**7,407**	**17,431**	**159**	**17,590**
Balance at 1 January 2008	2,845	5,119	9,364	17,329	398	17,726
Total comprehensive income for the financial period	-	1,130	(1,067)	63	(12)	51
Transfers	-	(1)	1	-	-	-
Change in minority interests	-	-	-	-	(0)	(0)
Dividends	-	(697)	-	(697)	(21)	(718)
Share buyback - held in treasury	(120)	-	-	(120)	-	(120)
Share-based compensation	-	-	7	7	-	7
Issue of shares under share option scheme	2	-	-	2	-	2
Balance at 30 June 2008	2,727	5,551	8,305	16,583	364	16,947

Balance at 1 April 2009	**4,045**	**6,087**	**6,129**	**16,260**	**148**	**16,408**
Total comprehensive income for the financial period	**-**	**470**	**1,308**	**1,779**	**13**	**1,792**
Transfers	**-**	**36**	**(36)**	**-**	**-**	**-**
Dividends	**-**	**(613)**	**-**	**(613)**	**(2)**	**(615)**
Share buyback - held in treasury	**-**	**-**	**-**	**-**	**-**	**-**
Share-based compensation	**-**	**-**	**5**	**5**	**-**	**5**
Balance at 30 June 2009	**4,045**	**5,980**	**7,407**	**17,431**	**159**	**17,590**
Balance at 1 April 2008	2,726	5,638	8,628	16,992	384	17,375
Total comprehensive income for the financial period	-	601	(327)	274	(11)	263
Transfers	-	(0)	0	-	-	-
Change in minority interests	-	-	-	-	0	0
Dividends	-	(687)	-	(687)	(8)	(696)
Share-based compensation	-	-	3	3	-	3
Issue of shares under share option scheme	1	-	-	1	-	1
Balance at 30 June 2008	2,727	5,551	8,305	16,583	364	16,947

Consolidated Cash Flow Statement (Unaudited)

	1H09	1H08	2Q09	2Q08
	$m	$m	$m	$m
Cash flows from operating activities				
Operating profit before amortisation and impairment charges	**1,831**	1,675	**938**	905
Adjustments for:				
Depreciation of assets	**67**	67	**33**	34
Net gain on disposal of assets	**(44)**	(157)	**(21)**	(154)
Share-based compensation	**11**	7	**5**	3
Operating profit before working capital changes	**1,864**	1,592	**955**	789
Increase/(decrease) in working capital				
Deposits	**(4,417)**	6,400	**(771)**	(3,652)
Bills and drafts payable	**(422)**	146	**300**	(1)
Other liabilities	**(2,336)**	473	**(1,262)**	(1,008)
Trading securities	**19**	(1)	**14**	114
Placements and balances with banks	**2,372**	(418)	**(549)**	3,316
Loans to non-bank customers	**1,617**	(4,897)	**1,652**	(3,161)
Other assets	**3,093**	(736)	**1,980**	1,147
Cash generated from/(used in) operations	**1,790**	2,559	**2,319**	(2,457)
Income tax paid	**(241)**	(363)	**(213)**	(183)
Net cash provided by/(used in) operating activities	**1,549**	2,197	**2,106**	(2,640)
Cash flows from investing activities				
Net cash flow on disposal/(acquisition) of:				
Investment securities and associates	**701**	496	**648**	316
Properties and other fixed assets	**(161)**	(25)	**(117)**	(23)
Change in minority interests	**0**	(0)	**-**	0
Dividends received from associates	**49**	55	**45**	54
Net cash provided by investing activities	**589**	525	**576**	347
Cash flows from financing activities				
Proceeds from issue of ordinary shares	**-**	2	**-**	1
Net (decrease)/increase in debts issued	**(144)**	(330)	**(427)**	131
Share buyback	**-**	(120)	**-**	-
Dividends paid on ordinary shares	**(602)**	(678)	**(602)**	(678)
Dividends paid on preference shares	**(55)**	(20)	**-**	-
Dividends paid to minority interests	**(3)**	(21)	**(2)**	(8)
Net cash used in financing activities	**(805)**	(1,166)	**(1,031)**	(554)
Currency translation adjustments	**127**	(313)	**(5)**	(189)
Net increase/(decrease) in cash and cash equivalents	**1,461**	1,242	**1,646**	(3,036)
Cash and cash equivalents at beginning of the financial period	**31,600**	30,283	**31,415**	34,561
Cash and cash equivalents at end of the financial period	**33,061**	31,525	**33,061**	31,525
Represented by:				
Cash, balances and placements with central banks	**16,279**	18,607	**16,279**	18,607
Singapore Government treasury bills and securities	**13,441**	9,173	**13,441**	9,173
Other government treasury bills and securities	**3,341**	3,745	**3,341**	3,745
Cash and cash equivalents at end of the financial period	**33,061**	31,525	**33,061**	31,525

Balance Sheet of the Bank (Unaudited)

	Jun-09	Mar-09	Dec-08 [1]	Jun-08
	$m	$m	$m	$m
Equity				
Share capital	**3,213**	3,213	3,213	1,895
Retained earnings	**5,161**	5,323	5,031	4,265
Other reserves	**7,046**	5,812	5,632	7,543
Total	**15,421**	14,348	13,876	13,703
Liabilities				
Deposits and balances of banks	**24,100**	22,536	27,129	33,101
Deposits and balances of non-bank customers	**93,154**	94,482	93,601	87,687
Deposits and balances of subsidiaries	**3,973**	4,027	3,722	3,742
Bills and drafts payable	**185**	107	104	217
Other liabilities	**7,638**	8,833	9,822	7,382
Debts issued	**6,430**	6,736	6,658	6,418
Total	**135,479**	136,722	141,037	138,547
Total equity and liabilities	**150,900**	151,070	154,913	152,251
Assets				
Cash, balances and placements with central banks	**11,009**	11,548	14,823	14,628
Singapore Government treasury bills and securities	**13,391**	12,717	8,899	9,054
Other government treasury bills and securities	**1,792**	1,287	1,251	2,266
Trading securities	**118**	125	124	314
Placements and balances with banks	**10,789**	10,508	13,408	12,314
Loans to non-bank customers	**75,627**	77,001	76,668	74,883
Placements with and advances to subsidiaries	**3,394**	2,055	2,866	3,487
Investment securities	**15,438**	14,759	14,729	17,278
Other assets	**8,220**	9,882	11,069	8,522
Investment in associates	**371**	372	372	372
Investment in subsidiaries	**5,346**	5,404	5,293	4,604
Properties and other fixed assets	**2,222**	2,229	2,230	1,345
Intangible assets	**3,182**	3,182	3,182	3,182
Total	**150,900**	151,070	154,913	152,251
Off-Balance Sheet Items				
Contingent liabilities	**10,110**	9,548	9,703	11,345
Financial derivatives	**325,351**	346,737	351,103	428,460
Commitments	**38,284**	36,638	36,761	40,365
Net asset value per ordinary share ($)	**9.35**	8.65	8.33	9.10

Note:
1 Audited.

Statement of Changes in Equity of the Bank (Unaudited)

	Share capital $m	Retained earnings $m	Other reserves $m	Total equity $m
Balance at 1 January 2009	**3,213**	**5,031**	**5,632**	**13,876**
Total comprehensive income for the financial period	**-**	**765**	**1,403**	**2,169**
Dividends	**-**	**(602)**	**-**	**(602)**
Dividend - Class E preference shares	**-**	**(33)**	**-**	**(33)**
Share-based compensation	**-**	**-**	**11**	**11**
Balance at 30 June 2009	**3,213**	**5,161**	**7,046**	**15,421**
Balance at 1 January 2008	2,014	3,893	8,080	13,987
Total comprehensive income for the financial period	-	1,050	(544)	506
Dividends	-	(678)	-	(678)
Share buyback - held in treasury	(120)	-	-	(120)
Share-based compensation	-	-	7	7
Issue of shares under share option scheme	2	-	-	2
Balance at 30 June 2008	1,895	4,265	7,543	13,703
Balance at 1 April 2009	**3,213**	**5,323**	**5,812**	**14,348**
Total comprehensive income for the financial period	**-**	**440**	**1,229**	**1,669**
Dividends	**-**	**(602)**	**-**	**(602)**
Share-based compensation	**-**	**-**	**5**	**5**
Balance at 30 June 2009	**3,213**	**5,161**	**7,046**	**15,421**
Balance at 1 April 2008	1,894	4,331	7,544	13,768
Total comprehensive income for the financial period	-	612	(4)	608
Dividends	-	(678)	-	(678)
Share-based compensation	-	-	3	3
Issue of shares under share option scheme	1	-	-	1
Balance at 30 June 2008	1,895	4,265	7,543	13,703

Investment Securities

	Jun-09
	$m
Debt securities	
Bank	
Tier 1	1,884
Tier 2	1,192
Senior/Other	4,463
	7,539
Non-bank	6,336
	13,876
Equity securities	2,520
Total	16,395

	Jun-09		
	Bank	Non-bank	Total
	$m	$m	$m
Debt securities by country of risk			
Singapore	350	1,522	1,873
Other Asia Pacific	3,175	2,566	5,741
Europe	2,161	713	2,874
United States	1,788	1,230	3,017
Other	65	305	371
Total	7,539	6,336	13,876

As at 30 June 2009, the Group's investment in non-government securities was $16.4 billion, with 85% in debt securities and 15% in equity securities.

The debt securities portfolio of $13.9 billion was well diversified, with 70% of the portfolio comprising individual exposure of $50 million and below. The Group had no exposure to Central and Eastern Europe.

The exposure to bank capital securities of $3 billion was to well rated banks. Exposure to US banks constituted 1.4% of the bank capital securities.

Full provision had been made for the Group's CDO exposure.

UOB
大華銀行

United Overseas Bank Limited
(Incorporated in the Republic of Singapore)
HEAD OFFICE
80 Raffles Place UOB Plaza Singapore 048624
Tel: (65) 6533 9898 Fax: (65) 6534 2334
uobgroup.com
Co. Reg. No. 193500026Z

ANNOUNCEMENT

SEMI-ANNUAL DIVIDEND PAYMENT ON UOB CLASS E NON-CUMULATIVE, NON-CONVERTIBLE PREFERENCE SHARES ("PREFERENCE SHARES")

Singapore, 5 August, 2009 - United Overseas Bank Limited wishes to announce the following in respect of the forthcoming payment of semi-annual one-tier tax exempt dividend on its Preference Shares (trading name: UOB 5.05%NCPS 100):

Dividend Period	=	15 March 2009 up to, but excluding, 15 September 2009
Number of days	=	184
Dividend Rate	=	5.05% per annum
Basis of Calculation of Dividend	=	Number of preference shares held x Liquidation Preference of $100 per share x 5.05% x 184 days / 365 days
Dividend Payment Date	=	15 September 2009
Record Date	=	3 September 2009 at 5.00 pm

By Order of the Board

Mrs Vivien Chan
Company Secretary